

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2011

<u>Via Facsimile</u>
Daulat Nijjar
President
Dakota Gold Corp.
701 N. Green Valley Parkway, Suite 200
Henderson, NV 89074

>   **Re: Dakota Gold Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed March 31, 2011**
>   **File No. 000-53630**

Dear Mr. Nijjar:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Jan Woo
>
>   Jan Woo
>   Attorney-Advisor

cc: <u>Via Email</u>
       David Lubin, Esq.
       David Lubin & Associates, PLLC